UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): September 27, 2024

MEGOLA INC.
(Exact name of registrant as specified in its charter)

Nevada	88-0492605
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8891 Brighton Lane, Suite 108, Bonita Springs FL 34135

(Full mailing address of principal executive offices)

(888) 587-1698

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

ITEM 9. OTHER EVENTS

On September 27, 2024, Megola Inc. (the “Company”) entered into a Product Evaluation Collaboration Letter with Winner Medical Co., Ltd. (“Winner Medical”), a company based in Shenzhen, China, and traded on the Shenzhen Stock Exchange under the symbol 300888.SZ. The collaboration follows positive feedback received from the evaluation of an initial batch of samples provided by the Company. Megola will engage with Winner Medical in a manufacturing trial and performance evaluation of the Company's Odor Control Super Absorbent Polymers ("Treated SAP") for potential use in two of Winner Medical’s product lines—adult incontinence diapers and feminine hygiene pads (the “Collaboration”). The purpose of the Collaboration is to assess the applicability and performance of Megola’s ultra-long-lasting Treated SAP in the healthcare market. As part of this collaboration, Megola’s scientists will work alongside Winner Medical’s research and development team to develop a detailed testing plan and conduct analysis of the testing results. Winner Medical will integrate Megola’s Treated SAP into its manufacturing process to produce articles of the Products for human subject evaluation.

2

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGOLA INC.
(Exact name of issuer as specified in its charter)

Date September 30, 2024	/s/ Robert Gardiner
Robert Gardiner, CEO, President and Director

3